SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )


                          Indian River Banking Company
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    45435P104
                                 (CUSIP Number)

                             Noel M. Gruber, Esquire
                             David H. Baris, Esquire
                           Kennedy, Baris & Lundy, LLP
               Suite P-15, 4701 Sangamore Road, Bethesda, MD 20816
                                  301.229.3400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note. Schedules filed ion paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               Page 1 of 5 Pages

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CUSIP No. 45435P104                                            Page 2 of 5 Pages
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1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Robert A. Grice
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS   PF

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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e).

       Not applicable
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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     NUMBER OF        7.   SOLE VOTING POWER
                           3,978 (includes presently exercisable options to
      SHARES                purchase 2,476 shares of common stock)
                      ----------------------------------------------------------
   BENEFICIALLY       8.   SHARED VOTING POWER
                           94,497 (represents shares held jointly with spouse)
     OWNED BY         ----------------------------------------------------------
                      9.   SOLE DISPOSITIVE POWER
       EACH                3,978 (includes presently exercisable options to
                            purchase 2,476 shares of common stock)
     REPORTING        ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER
    PERSON WITH            94,497 (represents shares held jointly with spouse)
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,475
       (includes presently exercisable options to purchase 2,476 shares of common stock)
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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[x]

       Does not include options to purchase 864 shares of common stock which will vest in December 2002.
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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  5.05%

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14.    TYPE OF REPORTING PERSON*  IN

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CUSIP No. 45435P104                                            Page 3 of 5 Pages
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ITEM 1.  SECURITY AND ISSUER.

         This report relates to the common stock $1.00 par value, of Indian River Banking Company (the "Company"), a Florida corporation, the principal office of which is located at 958 20th Place, Vero Beach, Florida 32960

ITEM 2.  IDENTITY AND BACKGROUND.

         Robert A. Grice. Mr. Grice's business address is 2601 20th Street, Suite B, Vero Beach, Florida 32960.

         Mr. Grice's principal occupation is president of Bob Grice Insurance Agency, Inc., a general lines insurance agency, the principal office of which is located at 2601 20th Street, Suite B, Vero Beach, Florida 32960.

         Mr. Grice has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

         Mr. Grice has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Mr. Grice is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All of Mr. Grice's shares of common stock were purchased using personal funds of Mr. Grice, without use bank loans or other borrowings.

         In December 1999, in connection with his service as a director of the Company, Mr. Grice was granted options to purchase an aggregate of 798 shares of common stock, at an exercise price of $15.77 per share (as adjusted for intervening stock splits and stock dividends) subject to adjustment to reflect stock splits, stock dividends, reverse stock splits, combinations of shares, recapitalizations, restructurings or other changes in the common stock.

         In December 2000, in connection with his service as a director of the Company, Mr. Grice was granted options to purchase an aggregate of 2,541 shares of common stock, at an exercise price of $21.49 per share (as adjusted for intervening stock splits and stock dividends) subject to adjustment to reflect stock splits, stock dividends, reverse stock splits, combinations of shares, recapitalizations, restructurings or other changes in the common stock. The 2000 options vest in substantially equal installments as follows:

                  33% (838 shares)          December 2000
                  33% (839 shares)          December 2001
                  34% (864 shares)          December 2002

ITEM 4. PURPOSE OF TRANSACTION.

         All of the shares of common stock the acquisition of which is disclosed hereby were acquired for investment purposes. The reporting person will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company.

         Except as indicated above, and except for periodic review of opportunities for expansion of the Company's business by acquisition or otherwise, review of the capital needs of the Company, review of the Company's strategic alternatives and review of possible amendments to the Company's articles of incorporation and bylaws (some of which might have an anti-takeover effect), all in his capacity as a member of the Board of Directors of the Company, the reporting person has no present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through
(j) of Item 4.

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CUSIP No. 45435P104                                            Page 4 of 5 Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         All percentages given for ownership of the outstanding common stock are based upon 1,948,822 shares of common stock outstanding as of February 22, 2002, plus options, warrants or other rights to acquire shares of common stock within sixty days of the date of filing hereof held by the reporting person.

         As of the date of this filing, Mr. Grice beneficially owns 98,475 shares of common stock, including presently exercisable options to purchase 2,476 shares of common stock, representing 5.05% of the outstanding. Mr. Grice possesses sole power to vote and dispose of 3,978 shares of common stock (including shares represented by presently exercisable options to purchase 2,476 shares of common stock), and shares the power to vote and dispose of 94,947 shares of common stock.

         Mr. Grice had no transactions in shares of common stock in the sixty days preceding the filing of this statement. Options to purchase 839 shares of common stock granted to Mr. Grice in 2000, vested in December 2001. On January 24, 2002, the Company paid a 10% stock dividend in respect of the common stock, which did not increase Mr. Grice's relative percentage ownership in the Company, as calculated to two decimals.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described herein there are no agreements, arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer or voting thereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


                    [Remainder of page intentionally blank.]

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CUSIP No. 45435P104                                            Page 5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.



                                                 /s/ Robert A. Grice
                                                 -------------------------------
                                                 Robert A. Grice


March 13, 2002